FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2012

EXCEL MARITIME CARRIERS LTD.

(Translation of registrant's name into English)

Par La Ville Place

14 Par-La-Ville Road

Hamilton, HM JX Bermuda

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_] No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a press release dated March 16, 2012: Excel Maritime Reports Results for the Fourth Quarter and Year ended December 31, 2011 and Agreement with Lenders.

The information contained in Exhibit 1 hereof (except for information under the heading “Management Commentary,” “Conference Call Details” and “Slides and Audio Webcast”) is hereby incorporated by reference into the Company’s registration statements on Form F-3, with Registration No 333-159212, 333-159213 and 333-168568, respectively, each as amended.

Exhibit 1

Excel Maritime Reports Results for the Fourth Quarter and Year ended December 31, 2011 and Agreement with Lenders

ATHENS, GREECE – March 16, 2012 – Excel Maritime Carriers Ltd. (NYSE: EXM) (“Excel”), an owner and operator of dry bulk carriers and an international provider of worldwide seaborne transportation services for dry bulk cargoes, announced today its operating and financial results for the fourth quarter and year ended December 31, 2011.

Fourth Quarter and Twelve-Month 2011 Highlights & Recent Developments:

•

Operating profitable fourth quarter and twelve-months ended December 31, 2011 with Adjusted EBITDA at $34.6 million $162.8 million and net cash provided from operating activities at $8.9 million and $104.3 million, respectively;

•

Agreement with all the lenders under the $1.4 billion syndicated credit facility on the amendment, for a period commencing on March 31, 2012 and ending on December 31, 2013, of the amortization schedule, the collateral value clause and certain of the financial covenants of the facility in order to defer principal repayments due over this period and align the facility with current charter market conditions and associated volatility in vessel market values; and

•

Increased charter coverage to 100% of the available days of the Capesize vessels and to 61% of the available days of the entire fleet for the year ending December 31, 2012.

A reconciliation of non-GAAP measures discussed herein is included in a later section of this release.

Management Commentary:

Pavlos Kanellopoulos, Chief Financial Officer of Excel, stated, “Against a declining freight environment, we are pleased that Excel recorded an operating profitable 4th quarter while strengthening its balance sheet. The structural imbalance of the dry bulk market has continued to weigh on asset values and freight rates in 2012. In response to this, the Company has proactively reached a comprehensive agreement with its lenders under the $1.4 billion syndicated credit facility to defer up to $100 million of installments originally scheduled for payment over the next several quarters to 2016 and realign certain covenants through December 2013. In addition, we continue to enter into fixed rate time charters for our open vessels with solid counterparties, reaching a fleet - wide time charter coverage of 61% for 2012, which should enable us to increase our cash flow visibility. We believe that all these strategic actions create a satisfactory runway for the next 18 months and combined with our proven track record of operational excellence, position the Company to participate when economic conditions and the shipping markets eventually improve.”

Corporate Developments:

In March 2012, we reached an agreement in principle with our lenders under the $1.4 billion syndicated credit facility on the amendment of the amortization schedule, the collateral value clause and certain of the financial covenants of the facility to be applied during the period from March 31, 2012 to December 31, 2013.

In accordance with the amendment, the loan repayment schedule will be modified to allow, at the Company’s option the deferral of principal repayments in an aggregate amount of up to $100.0 million, originally due between March 2012 and July 2013, to the balloon payment at the end of the facility’s term in 2016, subject to any excess cash flow being applied towards repayment of the deferred amounts, if any. The $100.0 million represents approximately 70% of the principal repayments scheduled for the period until July 2013 and results in a significant cash flow improvement to the Company. During the waiver and deferral period, the applicable margin over LIBOR (other than for any deferred principal amount) will increase to 2.75% per annum and will be 2.5% per annum thereafter through maturity, while the applicable margin for any deferred principal amount will increase to 4.0% per annum.

As part of the loan amendment, we will undertake to raise not less than $30.0 million in equity capital by December 31, 2012.

The waiver agreement and loan amendment are conditioned upon the Company raising $20.0 million out of the $30.0 million in equity capital, or alternatively securing from external sources the $20.0 million into a deposit account, before April 1, 2012, or by the time the first deferral option is exercised.

In order for us to meet the above conditions within the timeframe set by our lenders, we have reached an agreement in principle with certain entities affiliated with the family of the Chairman of the Board of Directors.

In addition, we agreed to align the financial covenants of the three remaining bilateral facilities with those of the $1.4 billion syndicated credit facility.

Selected Financial Data

	Three-Months ended December 31,		Year ended December 31,
	2010	2011	2010	2011
	(amounts in millions of U.S Dollars, except per share data and daily TCE)
Voyage Revenues	$107.0	$81.9	$423.0	$353.4
Net Income (Loss)	$63.6	($167.8)	$257.8	($211.6)
Adjusted Net Income (Loss)	$12.0	($20.8)	$33.5	($47.1)
Earnings (losses) per Share (Diluted)	$0.76	($1.95)	$3.10	($2.51)
Adjusted Earnings (losses) per Share (Diluted)	$0.14	($0.24)	$0.40	($0.56)
Adjusted EBITDA	$61.9	$34.6	$246.2	$162.8
Time Charter Equivalent (TCE) per day	$22,440	$16,474	$23,421	$17,984

A reconciliation of the non-GAAP measures discussed above is included in a later section of this release.

Fourth Quarter 2011 Results

Excel reported voyage revenues of $81.9 million for the fourth quarter of 2011 compared to $107.0 million for the same period in 2010, a decrease of approximately 23.5%.

Adjusted EBITDA for the fourth quarter of 2011 was $34.6 million compared to $61.9 million for the fourth quarter of 2010, a decrease of approximately 44.1%.

Net loss for the quarter amounted to $167.8 million or $1.95 per weighted average diluted share compared to a net profit of $63.6 million or $0.76 per weighted average diluted share in the fourth quarter of 2010.

The fourth quarter 2011 results include a non-cash unrealized gain on derivative financial instruments of $5.4 million compared to a non-cash unrealized gain on derivative financial instruments of $10.8 million in the corresponding period in 2010.

The above net results include also the amortization of favorable and unfavorable time charters that were recorded upon acquiring Quintana Maritime Limited (“Quintana”) on April 15, 2008 amounting to a net loss of $5.8 million and a net gain of $40.9 million for the fourth quarter of 2011 and 2010, respectively. In addition, a non-cash loss of $146.7 million was recognized in the fourth quarter of 2011, which relates to the impairment loss recognized on the intangible asset associated with the fair value of the favorable time charters discussed above.

There was an adjusted net loss, excluding all the above items, of $20.8 million or $0.24 per weighted average diluted share for the fourth quarter of 2011, compared to an adjusted net income, excluding all the above items, of $12.0 million or $0.14 per weighted average diluted share for the same quarter of 2010.

The above adjusted net results also include the amortization of stock-based compensation expense of $2.3 million and $2.2 million, for the quarter ended December 31, 2011 and 2010, respectively.

An average of 47 and 48 vessels were operated during the fourth quarter of 2011 and 2010, respectively, earning a blended average time charter equivalent rate of $16,474 and $22,440 per day, respectively.

A reconciliation of adjusted EBITDA to net income (loss), adjusted net income (loss) to net income (loss), and Adjusted Earnings (losses) per Share (Diluted) to Earnings (losses) per Share (Diluted) as well as a calculation of the TCE is provided in a later section of this press release.

Year Ended  December 31, 2011 Results

Excel reported voyage revenues of $353.4 million for the year ended December 31, 2011 compared to $423.0 million for the year ended December 31, 2010, a decrease of approximately 16.5%.

Adjusted EBITDA for the year was $162.8 million compared to $246.2 million for 2010, a decrease of approximately 33.9%.

There was a net loss of $211.6 million or $2.51 per weighted average diluted share in the year ended December 31, 2011 compared to a net profit of $257.8 million or $3.10 per weighted average diluted share in the year ended December 31, 2010.

The results for the year ended December 31, 2011 include a non-cash unrealized gain on derivative financial instruments of $8.8 million compared to a non-cash unrealized gain on derivative financial instruments of $1.9 million in the corresponding period in 2010. In addition, the results for the year ended December 31, 2011 include a non-cash gain of $6.4 million realized in connection with the sale of the M/V Marybelle and the M/V Lady.

The above net results include also the amortization of favorable and unfavorable time charters that were recorded upon acquiring Quintana amounting to a net loss of $33.1 million and a net gain of $222.4 million for the year ended December 31, 2011 and 2010, respectively. In addition, a non cash loss of $146.7 million was recognized in the year ended December 31, 2011 and relates to the impairment loss recognized on the intangible asset associated with the fair value of the favorable time charters discussed above.

There was an adjusted net loss, excluding all the above items, of $47.1 million or $0.56 per weighted average diluted share for the year ended December 31, 2011, compared to an adjusted net income, excluding all the above items, of $33.5 million or $0.40 per weighted average diluted share for the year ended December 31, 2010.

The above adjusted net results also include the amortization of stock-based compensation expense of $10.2 million and $9.6 million, for the year ended December 31, 2011 and 2010, respectively.

An average of 47.7 vessels were operated during the years ended December 31, 2011 and 2010, earning a blended average time charter equivalent rate of $17,984 and $23,421 per day, respectively.

A reconciliation of adjusted EBITDA to net income (loss), adjusted net income (loss) to net income (loss), and Adjusted Earnings (losses) per Share (Diluted) to Earnings (losses) per Share (Diluted) as well as a calculation of the TCE is provided in a later section of this press release.

Fleet Coverage & Recent Vessel Fixtures

Fleet Coverage, as of March 14, 2012	Full Year '12
Capesize Fleet	100%
Kamsarmax / Panamax Fleet	59%
Entire Fleet - Fixed Charters	61%
% of Fixed Charters with upside participation	27%

As of March 14, 2012, we have secured contract coverage for 100% and 59%, respectively, of the available days of our Capesize vessels and Kamsarmax/Panamax vessels for the year ending December 31, 2012. With respect to the entire fleet, 61% of the available days of 2012 have been fixed, 27% of which under contracts which offer an upside potential through profit sharing arrangements or index-linked structures and hedge against downside price risk through floor protection.

In November 2011, we entered into a period time charter agreement as follows:

•

The M/V Iron Fuzeyya (82,209 dwt; built in 2006) was fixed for approximately 22 months at a gross daily rate of $12,750 for the first year, and, thereafter, a gross daily rate linked to the average 4T/C Baltic Panamax Index with a floor of $11,750 gross per day, as well as a profit-sharing component.

In December 2011, we entered into four new period time charter agreements as follows:

•

The M/V Iron Lindrew (82,598 dwt; built in 2007) was fixed for 22-25 months at a gross daily rate linked to the average 4T/C Baltic Panamax Index with a floor of $12,000 gross per day, as well as a profit-sharing component;

•

The M/V Iron Miner (177,931 dwt; built in 2007) was fixed for 12-18 months at a gross daily rate of $17,000;

•

The M/V Renuar (70,155 dwt; built in 1993) was fixed for 4-6 months at a gross daily rate of $13,500;

•

The M/V Fortezza (69,634 dwt; built in 1993) was fixed for 4-6 months at a gross daily rate of $13,500.

In February 2012, we entered into eight new period time charter agreements as follows:

•

The M/V Iron Beauty (164,218 dwt; built in 2001) was fixed for 8-12 months at a gross daily rate of $12,250;

•

The M/V Grain Harvester (76,417 dwt; built in 2004) was fixed for 10-13 months at a gross daily rate of $11,250;

•

The M/V Iron Kalypso (82,224 dwt; built in 2006) was fixed for 10-13 months at a gross daily rate of $11,500;

•

The M/V Ore Hansa (82,209 dwt; built in 2006) was fixed for 10-13 months at a gross daily rate of $11,250;

•

The M/V Coal Gypsy (82,221 dwt; built in 2006) was fixed for 10-13 months at a gross daily rate of $11,250;

•

The M/V Iron Brooke (82,594 dwt; built in 2007) was fixed for 10-13 months at a gross daily rate of $11,250;

•

The M/V Iron Bill (82,187 dwt; built in 2006) was fixed for 10-13 months at a gross daily rate of $11,500;

•

The M/V King Coal (72,873 dwt; built in 1997) was fixed for 4-6 months at a gross daily rate of $11,500.

Conference Call Details:

Today, Friday, March 16, 2012 at 11:00 A.M. EDT, the company’s management will host a conference call to discuss the results.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 866 819 7111 (US Toll Free Dial In), 0800 953 0329 (UK Toll Free Dial In) or +44 (0)1452 542 301 (Standard International Dial In). Please quote “Excel Maritime” to the operator.

A telephonic replay of the conference call will be available until March 26, 2012 by dialing 1 866 247 4222 (US Toll Free Dial In), 0800 953 1533 (UK Toll Free Dial In) or +44 (0)1452 550 000 (Standard International Dial In). Access Code: 1838801#

Slides and Audio Webcast:

There will also be a live, and then archived, webcast of the conference call, available through Excel s’ website (www.excelmaritime.com). Participants for the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

- Financial Statements and Other Financial Data -

EXCEL MARITIME CARRIERS LTD AND SUBSIDIARIES

CONSOLIDATED UNAUDITED STATEMENTS OF OPERATIONS

FOR THE QUARTER ENDED DECEMBER 31, 2010 AND 2011

(In thousands of U.S. Dollars, except for share and per share data)

	Quarter Ended December 31,
	2010	2011
REVENUES:
Voyage revenues	$107,001	$81,901
Time Charter fair value amortization	50,959	897
Revenue from managing related party vessels	61	-
Revenue from operations	158,021	82,798

EXPENSES:
Voyage expenses	8,005	11,528
Charter hire expense	8,275	8,276
Charter hire amortization	10,069	6,650
Commissions to related parties	957	904
Vessel operating expenses	22,205	20,948
Depreciation expense	31,821	32,104
Dry-docking and special survey cost	1,723	4,643
General and administrative expenses	8,336	7,859
	91,391	92,912

Impairment loss on intangible asset	-	(146,732)

Income (loss) from operations	66,630	(156,846)

OTHER INCOME (EXPENSES):
Interest and finance costs	(7,701)	(10,856)
Interest income	380	307
Gains on derivative financial instruments	4,095	(235)
Foreign exchange gains (losses)	(1)	56
Other, net	715	288
Total other expenses, net	(2,512)	(10,440)

Net income (loss) before taxes and income earned by non controlling interest	64,118	(167,286)

US Source Income taxes	(114)	(161)

Net income (loss)	64,004	(167,447)

Income earned by non-controlling interest	(388)	(346)

Net income (loss) attributable to Excel Maritime Carriers Ltd.	$63,616	$(167,793)

Earnings (losses) per common share, basic	$0.78	$(1.95)
Weighted average number of shares, basic	82,044,441	85,932,715
Earnings (losses) per common share, diluted	$0.76	$(1.95)
Weighted average number of shares, diluted	84,117,892	85,932,715

EXCEL MARITIME CARRIERS LTD AND SUBSIDIARIES

CONSOLIDATED UNAUDITED STATEMENTS OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2010 AND 2011

(In thousands of U.S. Dollars, except for share and per share data)

	Year Ended December 31,
	2010	2011
REVENUES:
Voyage revenues	$422,966	$353,397
Time Charter fair value amortization	262,305	3,475
Revenue from managing related party vessels	376	17
Revenue from operations	685,647	356,889

EXPENSES:
Voyage expenses	27,563	42,740
Charter hire expense	32,831	32,832
Charter hire amortization	39,945	36,526
Commissions to related parties	3,188	3,892
Vessel operating expenses	86,700	85,074
Depreciation expense	125,283	128,089
Dry-docking and special survey cost	11,243	13,326
General and administrative expenses	35,748	35,583
	362,501	378,062

Gain on sale of vessels	-	6,432
Impairment loss on intangible asset	-	(146,732)

Income (loss) from operations	323,146	(161,473)

OTHER INCOME (EXPENSES):
Interest and finance costs	(38,122)	(37,133)
Interest income	1,436	1,551
Losses on derivative financial instruments	(27,061)	(13,292)
Foreign exchange losses	(44)	(187)
Other, net	243	839
Total other expenses, net	(63,548)	(48,222)

Net income (loss) before taxes and income earned by non controlling interest	259,598	(209,695)

US Source Income taxes	(772)	(700)

Net income (loss)	258,826	(210,395)

Income earned by non-controlling interest	(997)	(1,198)

Net income (loss) attributable to Excel Maritime Carriers Ltd.	$257,829	$(211,593)

Earnings (losses) per common share, basic	$3.20	$(2.51)
Weighted average number of shares, basic	80,629,221	84,463,674
Earnings (losses) per common share, diluted	$3.10	$(2.51)
Weighted average number of shares, diluted	83,102,923	84,463,674

EXCEL MARITIME CARRIERS LTD AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AT DECEMBER 31, 2010 AND 2011 (UNAUDITED)

(In thousands of U.S. Dollars)

ASSETS	December 31, 2010	December 31, 2011

CURRENT ASSETS:
Cash and cash equivalents	$65,917	$53,749
Restricted cash	6,721	5,700
Accounts receivable	7,961	7,004
Other current assets	16,602	16,392
Total current assets	97,201	82,845

FIXED ASSETS:
Vessels, net	2,622,631	2,579,285
Advances for vessels under construction	76,585	-
Office furniture and equipment, net	1,147	941
Total fixed assets, net	2,700,363	2,580,226

OTHER NON CURRENT ASSETS:
Time charters acquired, net	184,366	1,108
Derivative financial instruments	923	-
Restricted cash	48,967	57,750

Total assets	$3,031,820	$2,721,929

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt, net of deferred financing fees	$107,369	$104,879
Accounts payable	11,101	12,062
Other current liabilities	32,322	31,106
Derivative financial instruments	21,945	19,453
Total current liabilities	172,737	167,500

Long-term debt, net of current portion and net of deferred financing fees	1,046,672	952,716
Time charters acquired, net	18,108	14,633
Derivative financial instruments	30,155	26,516

Total liabilities	1,267,672	1,161,365

Commitments and contingencies	-	-

STOCKHOLDERS’ EQUITY:
Preferred stock	-	-
Common stock	851	891
Additional paid-in capital	1,061,134	1,071,263
Other Comprehensive Income (Loss)	211	(3,064)
Retained earnings	691,674	480,081
Less: Treasury stock	(189)	(189)
Excel Maritime Carriers Ltd. Stockholders’ equity	1,753,681	1,548,982
Non-controlling interests	10,467	11,582
Total Stockholders’ Equity	1,764,148	1,560,564

Total liabilities and stockholders’ equity	$3,031,820	$2,721,929

EXCEL MARITIME CARRIERS LTD AND SUBSIDIARIES

CONSOLIDATED UNAUDITED STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2010 AND 2011

(In thousands of U.S. Dollars)

	Year Ended December 31,
	2010	2011
Cash Flows from Operating Activities:
Net income (loss)	$258,826	$(210,395)
Adjustments to reconcile net income (loss) to net cash provided by operating activities	(79,117)	313,782
Changes in operating assets and liabilities:
Operating assets	(11,483)	1,218
Operating liabilities	(9,727)	(255)
Net Cash provided by Operating Activities	$158,499	$104,350

Cash Flows from Investing Activities:
Advances for vessels under construction	(92,701)	(18,267)
Additions to vessel cost	(13)	(25)
Additions to office furniture and equipment	(135)	(317)
Proceeds from sale of vessels	-	17,089
Net cash used in Investing Activities	$(92,849)	$(1,520)

Cash Flows from Financing Activities:
(Increase) decrease in restricted cash	3,712	(7,762)
Proceeds from long-term debt	72,967	27,100
Repayment of long-term debt	(184,815)	(133,448)
Payment of financing costs	(802)	(888)
Issuance of common stock-related party	4,933	-
Capital contributions from non-controlling interest owners	4,174	-
Net cash used in Financing Activities	$(99,831)	$(114,998)

Net decrease in cash and cash equivalents	(34,181)	(12,168)
Cash and cash equivalents at beginning of period	100,098	65,917
Cash and cash equivalents at end of the period	$65,917	$53,749

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid during the period for:
Interest payments	$31,950	$22,632
U.S Source Income taxes	871	650

Adjusted EBITDA Reconciliation
(all amounts in thousands of U.S. Dollars)
	Quarter ended December 31,		Year ended December 31,
	2010	2011	2010	2011
Net income (loss)	$63,616	$(167,793)	$257,829	$(211,593)
Interest and finance costs, net (1)	13,995	16,154	65,690	57,654
Depreciation	31,821	32,104	125,283	128,089
Dry-dock and special survey cost	1,723	4,643	11,243	13,326
Unrealized derivative financial instruments gain	(10,769)	(5,370)	(1,943)	(8,780)
Amortization and impairment loss of T/C fair values (2)	(40,890)	152,485	(222,360)	179,783
Stock based compensation expense	2,247	2,252	9,647	10,169
Gain on joint-venture de-consolidation	-	(83)	-	(83)
Gain on sale of vessels	-	-	-	(6,432)
Taxes	114	161	772	700
Adjusted EBITDA	$61,857	$34,553	$246,161	$162,833

(1) Includes derivative financial instruments paid and received
(2) Analysis:
	Quarter ended December 31,		Year ended December 31,
	2010	2011	2010	2011
Non-cash amortization of unfavorable time charters in revenue	$(50,959)	$(897)	$(235,379)	$(3,475)
Non-cash accelerated amortization of M/V Iron Miner time charter fair value due to charter termination	-	-	(26,926)	-
Non-cash amortization of favorable time charters in charter hire expense	10,069	6,650	39,945	36,526
Impairment loss on intangible asset	-	146,732	-	146,732
	$(40,890)	$152,485	$(222,360)	$179,783

Reconciliation of Net Income (loss) to Adjusted Net Income (loss)
(all amounts in thousands of U.S. Dollars)
	Quarter ended December 31,		Year ended December 31,
	2010	2011	2010	2011
Net income (loss)	$63,616	$(167,793)	$257,829	$(211,593)
Unrealized derivative financial instruments gain	(10,769)	(5,370)	(1,943)	(8,780)
Gain on sale of vessels	-	-	-	(6,432)
Amortization and impairment loss of T/C fair values	(40,890)	152,485	(222,360)	179,783
Gain on joint-venture de-consolidation	-	(83)	-	(83)
Adjusted Net income (loss)	$11,957	$(20,761)	$33,526	$(47,105)

Reconciliation of Earnings (losses) per Share (Diluted) to Adjusted Earnings (losses) per Share (Diluted)
(all amounts in U.S. Dollars)
		Quarter ended December 31,				Year ended December 31,
		2010		2011		2010		2011
Earnings (losses) per Share (Diluted)		$0.76		$(1.95)		$3.10		$(2.51)
Unrealized derivative financial instruments gain		(0.13)		(0.06)		(0.02)		(0.11)
Gain on sale of vessels		-		-		-		(0.07)
Amortization and impairment loss of T/C fair values		(0.49)		1.77		(2.68)		2.13
Gain on joint-venture de-consolidation (*)		-		-		-		-
Adjusted Earnings per Share (Diluted)
	$0.14		$(0.24)		$0.40		$(0.56)

(*) Effect insignificant

Disclosure of Non-GAAP Financial Measures

Adjusted EBITDA represents net income (loss) attributable to us plus net interest and finance costs, depreciation, impairments or write downs or other losses and taxes eliminating the effect of stock-based compensation, gains or losses on the sale of vessels, amortization of deferred time charter assets and liabilities and unrealized gains or losses on derivatives, which are significant non-cash items. Following Excel’ s change in the method of accounting for dry docking and special survey costs, such costs are also included in the adjustments to EBITDA for comparability purposes. Excel’s management uses adjusted EBITDA as a performance measure. Excel believes that adjusted EBITDA is useful to investors, because the shipping industry is capital intensive and may involve significant financing costs. Adjusted EBITDA is not a measure recognized by GAAP and should not be considered as an alternative to net income, operating income or any other indicator of a Company’s operating performance required by GAAP. Excel’s definition of adjusted EBITDA may not be the same as that used by other companies in the shipping or other industries.

Adjusted Net Income (loss) represents net income (loss) attributable to us plus unrealized gains or losses from our derivative transactions and any gains or losses on sale of vessels, both of which are significant non-cash items and the elimination of the effect of deferred time charter assets and liabilities. Adjusted Earnings (losses) per Share (diluted) represents Adjusted Net Income (loss) divided by the weighted average shares outstanding (diluted).

These measures are “non-GAAP financial measures” and should not be considered to be substitutes for net income or earnings per share (diluted), respectively, as reported under GAAP. Excel has included an adjusted net income (loss) and adjusted earnings (losses) per share (diluted) calculation in this period in order to facilitate comparability between Excel’s performance in the reported periods and its performance in prior periods.

About Excel Maritime Carriers Ltd

Excel is an owner and operator of dry bulk carriers and a provider of worldwide seaborne transportation services for dry bulk cargoes, such as iron ore, coal and grains, as well as bauxite, fertilizers and steel products. Excel owns a fleet of 40 vessels, one of which, a Capesize vessel, is owned by a joint venture in which Excel holds a 71.4% interest, and, together with seven Panamax vessels under bareboat charters, operates 47 vessels (seven Capesize, 14 Kamsarmax, 21 Panamax, two Supramax and three Handymax vessels) with a total carrying capacity of approximately 4.1 million DWT.

Excel’s Class A common shares have been listed since September 15, 2005 on the New York Stock Exchange (NYSE) under the symbol EXM and, prior to that date, were listed on the American Stock Exchange (AMEX) since 1998. For more information about Excel, please go to our corporate website www.excelmaritime.com.

Forward-Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended) concerning future events and Excel’s growth strategy and measures to implement such strategy, including expected vessel acquisitions and entering into new time charters.

Words such as “will,” “should,” “expect,” “intend,” “plan,” “believe,” “anticipate,” “hope,” “estimate,” and variations of such words and similar expressions, which are predictions of, or indicate future events and future trends, which do not relate to historical matters, identify forward-looking statements.

Although Excel believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements.

These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Excel. Actual results may differ materially from those expressed or implied by such forward-looking statements (and from past results, performance and achievements). Factors that could cause actual results to differ materially include, but are not limited to,  changes in  demand for dry bulk vessels, competitive factors in the market in which Excel operates, risks associated with operations outside the United States, and other factors listed from time to time in Excel’s filings with the U.S. Securities and Exchange Commission. These forward-looking statements are made as of the date hereof and are not intended to give any assurance as to future results. Excel expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein, whether to reflect new information, changes in events, conditions or circumstances on which such statements are based, or otherwise.

Contacts:

Investor Relations / Financial Media:

Nicolas Bornozis

President

Capital Link, Inc.

230 Park Avenue – Suite 1536

New York, NY 10169, USA

Tel:  (212) 661-7566

Fax: (212) 661-7526

E-Mail: excelmaritime@capitallink.com

           www.capitallink.com

Company:

Pavlos Kanellopoulos

Chief Financial Officer

Excel Maritime Carriers Ltd.

17th Km National Road Athens-Lamia & Finikos Street

145 64 Nea Kifisia

Athens, Greece

Tel: +30-210-62-09-520

Fax: +30-210-62-09-528

E-Mail: ir@excelmaritime.com

           www.excelmaritime.com

APPENDIX

The following key indicators highlight the Company’s financial and operating performance for the quarter and year ended December 31, 2011 compared to the corresponding periods in the prior year.

Vessel Employment
(In U.S. Dollars per day, except for days and utilization)
	Quarter ended December 31,		Year ended December 31,
	2010	2011	2010	2011
Calendar days	4,416	4,324	17,401	17,407
Available days	4,369	4,217	16,746	17,058
Utilization	98.9%	97.5%	96.2%	98.0%
Time charter equivalent rate	$22,440	$16,474	$23,421	$17,984
Vessel operating expenses	$(5,028)	$(4,845)	$(4,982)	$(4,887)
Net operating cash flows before G&A expenses	$17,412	$11,629	$18,439	$13,097

Glossary of Terms

Average number of vessels: This is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of calendar days each vessel formed  part of our fleet during that period divided by the number of calendar days in that period.

Total calendar days: We define these as the total days we possessed   the vessels in our fleet for the relevant period including off hire days associated with major repairs, dry dockings or special or intermediate surveys. Calendar days are an indicator of the size of the fleet over a specific period of time and affect both the amount of revenues and the amount of expenses that are recorded during that period.

Available days: These are the calendar days less the aggregate number of off-hire days associated with major repairs, dry dockings or special or intermediate surveys. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenue.

Fleet utilization: This is the percentage of time that our vessels were available for revenue generating days, and is determined by dividing available days by calendar days for the relevant period.

Time charter equivalent rate (“TCE”): This is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing revenue generated from voyage charters (net of voyage expenses) by available days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. Time charter equivalent revenue and TCE rate are not measures of financial performance under U.S. GAAP and may not be comparable to similarly titled measures of financial performance used by other companies. However, TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

Time Charter Equivalent Calculation
(all amounts in thousands of U.S. Dollars, except for Daily Time Charter Equivalent and available days)
	For the quarter ended December 31,		For the year ended December 31,
	2010	2011	2010	2011
Voyage revenues	$107,001	$81,901	$422,966	$353,397
Voyage expenses	(8,962)	(12,432)	(30,751)	(46,632)
Total revenue, net of voyage expenses	$98,039	$69,469	$392,215	$306,765
Total available days	4,369	4,217	16,746	17,058
Daily Time charter equivalent	$22,440	$16,474	$23,421	$17,984

Daily vessel operating expenses: This includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs and is calculated by dividing vessel operating expenses by total calendar days for the relevant time period.

Expected Amortization Schedule for Fair Valued Time Charters for Next Year
(in USD millions)	1Q’12	2Q’12	3Q’12	4Q’12	Total

Amortization of unfavorable time charters (1)	$0.9	$0.9	$0.9	$0.9	$3.6

(1)

Adjustment to revenue from operations i.e. increases in revenues

Fleet List as of March 14, 2012:

	Vessel Name	Dwt	Year Built	Charter Type	Daily rate		Average Charter Expiration
1	Mairaki (1)	181,000	2011	Period	$28,000		Apr 2016
2	Christine (1) (2)	180,000	2010	Period	$25,000		Jan 2016
3	Sandra (1)	180,274	2008	Period	$26,500		Nov 2015
4	Iron Miner	177,931	2007	Period	$17,000		Mar 2013
5	Kirmar	164,218	2001	Period	$49,000	(net)	May 2013
6	Iron Beauty	164,218	2001	Period	$12,250		Dec 2012
7	Lowlands Beilun (1)	170,162	1999	Period	$28,000		Nov 2015
	Total Capesize (7)	1,217,803
8	Iron Manolis	82,269	2007	Period	$14,000		Dec 2012
9	Iron Brooke (8)	82,594	2007	Period	$11,250		Mar 2013
10	Iron Lindrew (5)	82,598	2007	Period	$12,000	(floor)	Jan 2014
11	Pascha	82,574	2006	Period	$14,000		Dec 2012
12	Coal Gypsy (3)	82,221	2006	Period	$11,250		Apr 2013
13	Iron Anne	82,220	2006	Period	$14,000		Dec 2012
14	Iron Vassilis	82,257	2006	Period	$14,000		Aug 2012
15	Iron Bill (3)	82,187	2006	Period	$11,500		Apr 2013
16	Ore Hansa(3)	82,209	2006	Period	$11,250		Apr 2013
17	Iron Kalypso	82,224	2006	Period	$11,500		Jan 2013
18	Iron Fuzeyya (7)	82,209	2006	Period	$12,750	(year 1)	Nov 2013
19	Santa Barbara (4)	82,266	2006	Period	$15,000	(year 1)	Jun 2013
20	Coal Hunter (4)	82,298	2006	Period	$15,000	(year 1)	Jun 2013
21	Iron Bradyn	82,769	2005	Period	$12,000		Nov 2012
	Total Kamsarmax (14)	1,152,895
22	Grain Harvester (3)	76,417	2004	Period	$11,250		Mar 2013
23	Grain Express	76,466	2004	Spot
24	Iron Knight	76,429	2004	Period	$12,250		Jan 2013
25	Coal Pride	72,493	1999	Period	$16,750		Apr 2012
26	Isminaki (5)	74,577	1998	Period	$11,000	(floor)	Nov 2012
27	Angela Star (5)	73,798	1998	Period	$11,000	(floor)	Nov 2012
28	Elinakos	73,751	1997	Spot
29	Happy Day	71,694	1997	Period	$13,000		Aug 2012
30	Iron Man (6)	72,861	1997	Spot
31	Coal Age (6)	72,824	1997	Spot
32	Fearless I (6)	73,427	1997	Period	$15,000		Apr 2012
33	Barbara (6)	73,307	1997	Spot
34	Linda Leah (5) (6)	73,317	1997	Period	$11,000	(floor)	Oct 2012
35	King Coal (6)	72,873	1997	Period	$11,500		Jul 2012
36	Coal Glory (6)	73,670	1995	Spot
37	Powerful	70,083	1994	Period	$10,500		Jun 2012
38	First Endeavour	69,111	1994	Spot
39	Rodon	73,656	1993	Spot
40	Birthday	71,504	1993	Spot
41	Renuar	70,155	1993	Period	$13,500		May 2012
42	Fortezza	69,634	1993	Period	$13,500		May 2012
	Total Panamax (21)	1,532,047
43	July M	55,567	2005	Spot
44	Mairouli	53,206	2005	Spot
	Total Supramax (2)	108,773
45	Emerald	45,588	1998	Spot
46	Princess I	38,858	1994	Spot
47	Attractive	41,524	1985	Spot
	Total Handymax (3)	125,970
	Total Fleet (47)	4,137,488
	Average age		10.8 Yrs

(1) The charter includes a 50% profit-sharing arrangement over the indicated base daily time charter rate based on the monthly AV4 BCI Time Charter Rate, which is the Baltic Capesize Index Average of four specific time charter routes as published daily by the Baltic Exchange in London.

(2) The Company holds a 71.4% ownership interest in the joint venture that owns the vessel.

(3) The charter will commence upon the completion of the vessel’s current charter by end of March or April 2012.

(4) The daily charter rate during the first year of the charter is $15,000. Thereafter, the charter rate is calculated on the basis of the average of the AV4 BPI rates, as published on a daily basis by the Baltic Exchange in London during the 15 days preceding the payment of hire, with a guaranteed minimum daily rate (floor) of $14,000 and a 50% profit-sharing arrangement over the amount specified in each charter.

(5) The daily charter rate is calculated on the basis of the average of the AV4 BPI rates, as published on a daily basis by the Baltic Exchange in London during the 15 days preceding the payment of hire, with a guaranteed minimum daily rate (floor) ranging from $11,000 to $12,000 and a 50% profit-sharing arrangement over the amount specified in each charter.

(6) Indicates a vessel sold to its current owner in July 2007 and subsequently leased back to us under a bareboat charter expiring in July 2015.

(7) The daily charter rate during the first year of the charter is $12,750. Thereafter, the charter rate is calculated on the basis of the average of the AV4 BPI rates, as published on a daily basis by the Baltic Exchange in London during the 15 days preceding the payment of hire, with a guaranteed minimum daily rate (floor) of $11,750 and a 50% profit-sharing arrangement over the amount specified in the charter.

(8) The vessel is currently under dry-docking and the charter will commence upon completion of the dry-docking.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXCEL MARITIME CARRIERS LTD.
(registrant)

Dated: March 16, 2012

By:

/s/ Pavlos Kanellopoulos

Pavlos Kanellopoulos

Chief Financial Officer